Exhibit 99.1

JE Cleantech Holdings Limited Announces Receipt of NASDAQ Notification Regarding Minimum Bid Price Deficiency

Singapore, 4 November 2022 – JE Cleantech Holdings Limited (Nasdaq: JCSE), a manufacturer of a broad range of cleaning systems, announced that on November 3, 2022, it received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Notification”). The Notification stated that the Company’s ordinary shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Receipt of the Nasdaq Notification does not result in the immediate delisting of the Company’s ordinary shares and has no immediate effect on the listing or the trading of the Company’s ordinary shares on the Nasdaq Capital Market under the symbol “JCSE”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until May 2, 2023, to regain compliance with the Minimum Bid Requirement. If at any time before May 2, 2023 the closing bid of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will be deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by May 2, 2023, the Company may be eligible for additional time to qualify. To qualify for additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market with the exception of the bid price requirement.

In the event that the Company does not regain compliance with the Minimum Bid Price Requirement by May 2, 2023 and is ineligible for an additional grace period, Nasdaq will provide further written notice that the Company’s ordinary shares are subject to delisting from The Nasdaq Capital Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of its ordinary shares to the OTCQX of the OTC Markets.

The Company intends to monitor the closing bid price of its ordinary shares. Receipt of the Nasdaq Notification has no effect on the Company’s business operations.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance which we believe will allow to meet the continued listing standards,” stated Ms. Bee Yin Hong, CEO and Founder of JE Cleantech.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

JE Cleantech Contact:

enquiry@cleantech.sg

Corporate Communications

Address

3 Woodlands Sector 1

Singapore 738361

Telephone

(65) 6368 4198

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. JE Cleantech’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, JE Cleantech’s expectations with respect to future performance and anticipated potential financial impacts.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside JE Cleantech’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) dependence on our customer groups’ needs and relationship with them; (2) the inability to obtain or maintain the listing of JE Cleantech Holdings Limited’s ordinary shares on Nasdaq; (3) the ability of JE Cleantech to continue grow its business operations, manage growth profitably, retain its key employees and timing of meeting expected business milestones; (4) changes in applicable laws or regulations; (5) the possibility that JE Cleantech may be adversely affected by other economic, business and/or competitive factors; and (6) other risks and uncertainties identified, including those under “Risk Factors,” contained in the filings with the SEC. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. JE Cleantech cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. JE Cleantech does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.